August 7, 2018

Derek W. Stark, Esq.
Senior Managing Director and Chief Legal Officer
New PennyMac Financial Services, Inc.
3043 Townsgate Road
Westlake Village, California 91361

       Re: New PennyMac Financial Services, Inc.
           Registration Statement on Form S-4
           Filed August 2, 2018
           File No. 333-226531

Dear Mr. Stark:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services